Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Orion Energy Systems, Inc.

Manitowoc, Wisconsin

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our reports dated June 4, 2019, relating to the consolidated financial statements, and the effectiveness of Orion Energy Systems, Inc.’s internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended March 31, 2019.

/s/ BDO USA, LLP

Milwaukee, Wisconsin

August 9, 2019

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.